

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2025

Lixin Cai
Chief Executive Officer
CXJ Group Co., Ltd
Room 401, 4th Floor, East Block Building 5
Xintiandi Business Center, No. 7 Anqiaogang Road
Gongshu District, Hangzhou City
Zhejiang Province, China 310017

> **Re: CXJ Group Co., Ltd**
> **Form 10-K for the fiscal year ended May 31, 2024**
> **Filed November 8, 2024**
> **Form 10-Q for the quarter ended November 30, 2024**
> **Filed January 8, 2025**
> **File No. 000-56425**

Dear Lixin Cai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2024

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your auditors' report indicates the financial statements for the year ended May 31, 2023 has been restated. We also note elsewhere throughout the filing that fiscal 2023 amounts have been labeled restated. However, we were unable to find any information in the filing relating to the restatement itself. In this regard, please explain to us in detail the nature of the restatement for the year ended May 31, 2023 and whether the restatement was the result of a correction of an error. Additionally, revise your notes to the consolidated financial statements to include all required disclosures in accordance with ASC 250-10-50. We may have further comment on the matter based upon on your response.

Notes to the Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of consolidation, page F-12

2.   We note from your disclosures in the last paragraph of Note 1 that ECXJ, through its wholly owned subsidiary, CXJ and its subsidiaries and the VIE own and operate an active automobiles products trading and services business in the People's Republic of China. We further note in the table on page 12 you list VIEs that you consolidate and have 100% equity interest. In this regard, please revise your financial statements to explicitly state whether you are the primary beneficiary of the VIEs and revise to include all disclosures required by ASC 810-10-50. If you are not the VIEs primary beneficiary, please explain why and provide the disclosures in ASC 810-10-50-4.

General

3.   Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letters to China-Based Companies issued by the Staff in July 2023 and December 2021.

Form 10-Q for the quarter ended November 30, 2024

Item 4 Controls and Procedures
Management's Evaluation of Disclosure Controls and Procedures, page 33

4.   We note in both Form 10-Qs for the quarters ended November 30, 2024 and August 31, 2024, you disclose management's evaluation of disclosures controls and procedures were effective as of the end of each respective period covered by the report. However, your disclosure of management's evaluation of disclosure controls and procedures contained in your Form 10-K for the year ended May 31, 2024 you conclude your disclosure controls and procedures were not effective as of May 31, 2024 and additionally, you cite various material weaknesses in your internal controls and procedures which lead you to conclude your internal controls over financial reporting were also not effective of as May 31, 2024. In this regard, we note no discussion of remediation efforts in either of your Form 10-Qs which lead you to conclude the material weaknesses had been remediate and that your disclosure controls and procedures at November 30, 2024 and August 31, 2024 were thus effective. Please advise or alternatively revise disclosures in your filings to correct the inconsistency.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing